Perez Companc SA

PECOM

EXEMPTION 82-3295

Buenos Aires, May 15, 2003.


03050668

Messrs.
The Securities and Exchange Commission
Office of International
Corporate Finance
Stop 3-9, Room 3117
450 Fifth Street, NW
Washington D.C. 20549
U.S.A.

Pecom Energía S.A.
Maipú 1
C1084ABA Buenos Aires
Argentina
Tel. (54-11) 4344-6000
www.pecom.com

SUPPL


SEC MAIL PROCESSING
RECEIVED
MAY 19 2003
WASH. D.C. 187 SECTION

Dear Sirs,

We enclose herewith press releases issued by the Company on April 24, May 8, 12 and May 13, 2003.

Sincerely yours,

Jorge de la Rua
Attorney

Daniel Eduardo Rennis
Attorney

dw 5/27

PECOM

POSITIVE EXPLORATION PROGRESS IN ECUADOR

Pecom Energía
Buenos Aires: PECO

Investor Relations

Buenos Aires, April 24, 2003 – Pecom Energía S.A. (Buenos Aires: PECO) announces its has made two new oil discoveries at Minta and Nenke fields, in Block 31, Ecuador.

Drilling of the discovery well at Nenke field, adding 35 million barrels of potential reserves, enabled the Company to comply with the exploratory investment commitment agreed upon with the Ecuadorian Government involving shooting of 1,200 km of 2D seismic lines and drilling of three exploratory wells. The discovery at Minta field added 70 million barrels of potential reserves.

Such discoveries, in addition to previous discoveries at Apaika, Obe and Nashiño fields, account for approximately 230 million oil barrels of potential reserves in Block 31.

Such discoveries as a whole add value to Block 31 exploratory potential and encourage the Company to keep on with the exploratory program that, according to existing seismic interpretations and in line with the Company's previous estimates, would add a significant potential of additional exploratory reserves.

The Company started exploratory activities in Block 31 in 1996, and so far it has made investments for US$ 90 million. Shooting of 1382 km of 2D seismic lines and 167 km2 of 3D seismic lines has been performed. This allowed to identify about seven to nine exploratory prospects, four of which have already been drilled (Apaika, Obe, Nenke and Minta) with a 100% success rate. This almost doubles the 57% value estimated for this Basin area that exhibits higher values than the world average ranging from 14 to 15%.

The Company believes production at Block 31 would begin late in 2004 or early in 2005.

The United States Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this press release, such as potential reserves that the SEC's guidelines strictly prohibit us from including in filings with the SEC. Investors are urged to consider closely the disclosure in our Financial Statements as of December 31, 2002, filed with the SEC on April 8th, 2002 available at our office and at www.pecom.com.

CONTACTS
Daniel E. Rennis
drennis@pecom.com

Alberto Jankowski
ajankows@pecom.com

Tel: (5411) 4344-6655

Visit our Web site at:
http://www.pecom.com

PECOM

PECOM ENERGIA REPORTS IN ADVANCE SALES VOLUMES, AVERAGE PRICES AND RELEVANT FACTS OF FIRST QUARTER 2003

Pecom Energía
Buenos Aires: PECO

Investor Relations

CONTACTS
Daniel E. Rennis
drennis@pecom.com

Alberto Jankowski
ajankows@pecom.com

Tel: (5411) 4344-6655

Visit our Web site at:
http://www.pecom.com

Buenos Aires, May 8, 2003 - Pecom Energía S.A. (Buenos Aires: Peco), announces volumes and net average prices of the main products marketed, and relevant facts of first quarter 2003 .

Volumes and net average prices of the main products marketed

Oil Sales	Million of barrels		Pesos / barrel	
	IQ 2003	IQ 2002	IQ 2003	IQ 2002
Argentina	4.7	5.2	79.00	63.40
Venezuela	2.8	4.6	50.00	40.61
Peru	1.0	1.0	98.59	71.96
Ecuador	0.2	0.0	104.19	0.00
Bolivia	0.1	0.1	77.31	65.80
Total	8.8	10.9	72.89	54.64

Gas Sales	Billion Cubic Feet		Pesos / thousand cubic fee	
	IQ 2003	IQ 2002	IQ 2003	IQ 2002
Argentina	18.8	22.9	1.71	1.89
Venezuela	1.5	2.0	1.95	2.23
Peru	0.8	0.8	9.30	6.82
Bolivia	3.5	3.5	5.10	5.77
Total	24.6	29.2	2.43	2.50

Petrochemical Product Sales	Thousand Tons		Pesos / Ton	
Argentina	IQ 2003	IQ 2002	IQ 2003	IQ 2002
Styrene	12	4	2,610	1,754
Propylene	6	4	854	462
Polystyrene	14	13	3,328	2,632
SBR	14	10	2,816	2,475
Fertilizers	66	32	627	680
Total	112	63	1,456	1,419

Petrochemical Product Sales	Thousand Tons		Pesos / Ton	
Brazil	IQ 2003	IQ 2002	IQ 2003	IQ 2002
Styrene	24	23	2,580	1,995
Polystyrene	24	22	2,824	2,950
Total	48	45	2,703	2,461

Refining Product Sales	housand Cubic Meters - Metric Tons		Pesos / Cubic Meter - Metric Ton	
	IQ 2003	IQ 2002	IQ 2003	IQ 2002
Diesel Oil (M3)	184	141	727	499
Gasolines (M3)	28	31	805	518
Other Middle Dist. (M3)	1	2	912	597
Asphalts (MT)	15	10	684	394
Aromatics & Reform. (MT)	64	61	1,131	719
Other Heavy Products (MT)	122	92	505	321

Electricity Sales	Gwh		Pesos / Mwh	
	IQ 2003	IQ 2002	IQ 2003	IQ 2002
Combined Cycle	1,091	1,303	32.6	38.1
Hydro	241	168	30.7	39.9
Total	1,332	1,471	32.3	38.3

Note: All prices are stated in pesos adjusted for inflation. The exchange rate in force on March 31, 2003 was 2.98 pesos per United States dollar.

Relevant Facts

Contingent Liabilities arising from OCP in Ecuador

The Company recalculated the value of Contingent Liabilities arising from the agreement for crude oil transportation through OCP which includes the "Ship or Pay" clause. Considering the increase in the applicable crude oil transportation rate and the anticipation of the estimated date for the start of the oil pipeline operations, in 2003 first quarter the Company will increase the related contingency, accounting for a P$50 million loss.

Sale of interest in Catriel Oeste

Pecom Energía approved the assignment to Central International Corporation, Argentine Branch, of a 85% interest in the rights and obligations inherent to the Catriel Oeste area concession. The price is US$ 7 million to be paid in cash on July 1, 2003 (estimated transaction closing date).

Based on the Company's intention to divest itself of such interest and on the sale price established for the transaction, as of March 31, 2003, the Company reduced the book value of such assets to the estimated realizable value, accounting for a P$27 million loss.

PECOM

2003 FIRST QUARTER RESULTS

Buenos Aires, May 12, 2003 – Pecom Energía S.A.announces the results for the first quarter ended March 31, 2003.

It is worth mentioning that as from January 1, 2003, new accounting standards must be applied in Argentina under Technical Resolutions N. 16, 17, 18, 19 and 20 issued by professional associations. These new accounting standards are in line with international standards set by the International Accounting Standard Committee (IASC).

The most important changes introduced by the new standards and having a significant impact on the first Financial Statements issued after the effective date of such standards are the following:

- Application of the Deferred Tax concept for Income Tax accounting.

- Valuation of derivatives positions at market value, recording measurement differences for those qualifying as hedging instruments and not yet accrued in an intermediate account between Liabilities and Shareholders' Equity, and recording measurement differences for non qualifying instruments in the Income Statement.

- Application of present value for Receivables and Liabilities.

- Translation due to conversion of foreign companies' financial statement, recording the relevant effect in an intermediate account between Liabilities and Shareholders' Equity.. Exchange differences from liabilities assumed to cover net investments abroad are recorded in the same account.

In addition, the new standards provide changes in the Financial Statements reporting criteria among which it is worth mentioning the pro rata consolidation of interest in affiliates under joint control. As from 2003 quarter, and unlike 2002 quarter, the 48.5% interest in Distrilec S.A, Edesur S.A.'s controlling company, was consolidated. It is worth noting that this pro rata consolidation does not change results but implies the incorporation in each Financial Statement item of the amount corresponding to Distrilec, instead of showing it in only one item as valuation under the equity method as it has been shown until the previous quarter.

- Net income for 2003 quarter was P$159 million compared to a P$1,625 million loss for 2002 quarter.

- Net sales for 2003 quarter totaled P$1,203 million, accounting for a slight decline compared to P$1,209 million in 2002 quarter.

- Gross profit was P$474 million in 2003 quarter compared to P$388 million in 2002 quarter, accounting for a 22.2% increase. Gross margin reached 39.4% in 2003 quarter (32.1% in 2002 quarter).

- Operating income for 2003 quarter increased to P$320 million or 25.5% from P$255 million in 2002 quarter. Operating income on sales was 26.6% in 2003 quarter (21.1% in 2002 quarter).

PECOM ENERGIA S.A.
FIRST QUARTER 2003 RESULTS

(Consolidated Information) (in millions of pesos)	(Three-Month Periods)	
	IQ 03	IQ 02
Net Sales	1.203	1.209
Cost of Sales	(729)	(821)
Gross Profit	474	388
Income from Inventory Valuation at Net Realization Value	2	27
Administrative and Selling Expenses	(133)	(156)
Exploration Expenses	(13)	(10)
Other Operating Income	(10)	6
Operating Income	320	255
Equity in Non-Operating Earnings of Affiliates	12	(863)
Financial income (expense) and holding gain (losses)	(16)	(1.093)
Other Income (Expense) - Net	(54)	74
Income before income tax and Minority Interest	262	(1.627)
Income Tax	(97)	(30)
Minority Interest	(6)	32
Net Income (Loss)	159	(1.625)

Net sales

(in millions of pesos)	(Three-Month Periods) IQ 03	IQ 02
E&P	700	672
Refining	310	173
Petrochemical	306	219
Hydrocarbons Marketing & Transportation	9	3
Electricity	46	82
Affiliates under Joint Control	110	176
Eliminations between Businesses	(278)	(116)
Total	1,203	1,209

- Net sales were similar in both quarters. The amount of P$8 million is included in 2002 quarter attributable to sales from the farming and forestry and P$21 million attributable to sales from Conuar, businesses which were divested during 2002 fiscal year. In 2003 quarter, the price of the main commodities significantly increased as a result of the crude oil price rise and also reflecting the alignment of domestic prices with export reference prices in the local market which could not be reflected in 2002 quarter. The 18.2% drop in crude oil and natural gas sales volumes as a result of the restrictive investment policy implemented during the previous year and the Venezuelan Oil Strike offset such increase in prices. Sales for the Refining business segment increased P$137 million, and sales for the Petrochemicals and Oil and Gas Exploration and Production business segments increased P$87 million and P$28 million, respectively. In contrast, and as a consequence of the limited possibilities to negotiate an increase in prices under the terms of the Public Emergency Law, sales for the Electricity business segment decreased P$36 million.

  Intersegment eliminations in 2003 quarter include 91% attributable to oil sales to the Refining business segment and 7% attributable to sales by the Refining business segment.

Gross Profit

(in millions of pesos)	(Three-Month Periods) IQ 03	IQ 02
E&P	371	273
Refining	22	12
Petrochemical	72	47
Hydrocarbons Marketing & Transportation	0	0
Electricity	12	14
Affiliates under Joint Control	17	56
Eliminations between Businesses	(20)	(14)
Total	474	388

- Gross profit in 2003 fiscal year increased P$86 million to P$474 million, mainly as a result of the increase in the main commodities marketing margins in terms of pesos. In addition, a significant increase was recorded in gross profit for the Oil and Gas Exploration and Production (P$98 million), Refining (P$ 10 million) and Petrochemicals (P$ 25 million) business segments. The 2002 quarter includes a P$12 million loss in the business elimination line attributable to gross profit from the farming and forestry activities, and a P$13 million gain attributable to gross profit from Conuar, which businesses were divested during 2002 fiscal year.

Administrative and selling expenses

- Administrative and selling expenses include charges for Affiliates under joint control in the amount of P$18 million and P$25 million for 2003 and 2002 quarters, respectively.
  Excluding such charges, the ratio of administrative and selling expenses to sales was 12.7% in 2002 quarter and 10.5% in 2003 quarter.

Operating income

	(Three-Month Periods)	
(in millions of pesos)	IQ 03	IQ 02
E&P	307	212
Refining	16	24
Petrochemical	45	46
Hydrocarbons Marketing & Transportation	2	3
Electricity	14	19
Affiliates under Joint Control	(1)	30
Corporate Expenses	(63)	(79)
Total	320	255

- The 2002 quarter includes a P$25 million loss in Corporate Expenses attributable to operating income from the farming and forestry activities, and a P$14 million gain attributable to operating income from Conuar, which businesses were divested during 2002 fiscal year.

Equity in Earnings of Affiliates

(in millions of pesos)	(Three-Month Periods) IQ 03	IQ 02
Transportadora de Gas del Sur (TGS)	(16)	(571)
Oleoductos del Valle	1	7
Citelec (Transener)	12	(315)
Empresa Boliviana de Refinación (EBR)	(3)	0
Petrolera Perez Companc	3	5
Refinería del Norte	9	(23)
Petroquímica Cuyo	4	(18)
Yacylec	1	(2)
Cerro Vanguardia	0	53
Others	1	1
Total	12	(863)

Financial income (expense) and holding gains (losses)

(in millions of pesos)	(Three-Month Periods) IQ 03	IQ 02
Interest (Gain)	9	17
Interest (Loss)	(126)	(189)
Exchange Differences	99	(5.974)
Derivatives	(52)	(329)
Conversion & Translation	0	3.742
Exposure to Inflation Results	34	1.928
Indexation	(2)	(17)
Taxes on Indebtedness	0	(2)
Other Income (Expense) Net	(13)	(9)
Affiliates under Joint Control	35	(260)
Total	(16)	(1.093)

The change in the accounting standards in relation to income (loss) from conversion and translation of foreign companies' financial statements has no retroactive effect.

Other Expenses, net

In 2003 quarter, other expenses, net are attributable to the following:

- P$50 million for contingencies related to the "ship or pay" contract with OCP (Oleoducto de Crudos Pesados).
- P$27 million impairment charge to write off book value of interest in Catriel Oeste area for valuation at net realizable value.
- Conversely, and considering refinancing by the Company of its liabilities arising from the purchase of a 10% interest in Distrilec, and that the new debt conditions are materially different from the original ones, in terms of both debt term and financial cost, upon refinancing the Company recognized a new debt measured on the basis of the best possible estimate of the discounted amount payable, generating a P$34 million gain.

The results for 2002 quarter were mainly attributable to a P$80 million gain resulting from the sale of Pecom Agra S.A.

Income Tax

The income tax provision accounted for a P$72 million loss from deferred tax accounting.

General Balance Sheet

(Consolidated Information)	Mar-03	Dec-02
	(in millions of pesos)	
Current Assets		
Cash & Investments	669	817
Accounts receivable - trade	736	784
Inventories & Other Assets	1.056	1.268
Total Current Assets	2.461	2.869
Noncurrent Assets		
Investments	1.089	1.103
Fixed Assets	9.695	10.433
Other Assets	227	304
Total Noncurrent Assets	11.011	11.840
Total Assets	13.472	14.709
Current Liabilities		
Accounts payable	665	670
Short-Term Debt	1.389	1.543
Other Liabilities	610	574
Total Current Liabilities	2.664	2.787
Noncurrent Liabilities		
Long-Term Debt	5.146	6.130
Other Liabilities	577	736
Total Noncurrent Liabilities	5.723	6.866
Total Liabilities	8.387	9.653
Temporary Differences		
Derivatives	(57)	0
Conversion	(78)	0
Minority Interest in Subsidiaries	479	474
Shareholders' Equity	4.741	4.582

The Consolidated General Balance Sheet as of March 31, 2003, includes the following balances from Affiliates under Joint Control:

- Cash and Investments: P$32 million
- Fixed Assets: P$1,417 million
- Short term debt:: P$242 million
- Long term debt: P$39 million

Cash Flow Statements

(Consolidated Information) (in millions of pesos)	(Three-Month Periods) IQ 03	IQ 02
Cash provided by operations		
Net Income	159	(1.625)
Adjustments to Net Income		
Equity in Earnings in Affiliates	(12)	863
Dividends collected	5	0
Depreciation of Fixed Assets & Other Assets	213	291
Other Nonoperating Income	43	0
Other	(72)	722
Changes in assets and liabilities	(1)	38
Subtotal	335	289
Derivatives anticipated proceeds	(80)	(395)
Net cash provided by (Used in) operations	255	(106)
Cash used in Investing Activities		
Acquisition of property, plant & equipment	(186)	(238)
Contributions in noncurrent investments	0	(28)
Other	(100)	(7)
Net Cash (used in) provided by Investing Activities	(286)	(273)
Cash used in Financing Activivities		
Loans	(21)	(861)
Net Cash Provided by Financing Activities	(21)	(861)
Inflation & Devaluation Effect	(81)	1.090
Decrease in Cash	(133)	(150)
Cash at beginning	725	1.269
Cash at end	592	1.119

Statement of Cash Flow as of March 31, 2003 includes the following balances from Affiliates under Joint Control:

- P$24 million for depreciation
- P$13 million for acquisition of property, plant and equipment
- P$31 million for cash at beginning of period
- P$30 million for cash at end of period

OPERATING INCOME BY BUSINESS SEGMENT

Oil and Gas Exploration and Production

(in millions of pesos)	(Three-Month Periods) IQ 03	IQ 02
Net Sales	700	672
Gross Profit	371	273
Income from Inventory Valuation at Net Realization Value	0	(3)
Administrative and Selling Expenses	(46)	(53)
Exploration Expenses	(13)	(10)
Other Operating Income	(5)	5
Operating Income	307	212

- Net sales for 2003 first quarter increased to P$700 million or 4.2%, mainly due to the oil sales international price increase, partially offset by reduced sales volumes.

  Restrictive investment policies implemented during 2002 to protect operating cash flow, focused on products and countries having higher margins, had a negative impact on production curves since in some cases the field natural decline could not be avoided. Moreover, during the quarter under review Oriente areas in Venezuela (Acema, Mata, Oritupano) were significantly affected by the National General Oil Strike and consequently restricted operations were conducted during most part of the quarter.

  Oil and gas sales volumes in 2003 quarter dropped to 143.1 thousand boe/d or 18.2%. Oil sales volumes decreased to 97.6 thousand bbl/d or 19.3% in 2003 quarter. Gas sales volumes dropped to 273.5 million cubic feet per day or 15.6 %.

  In Argentina, oil sales increased to P$368 million or 11.8% in 2003 quarter. Such increase was due to a 24.6% sales price increase to P$79 per barrel, partially offset by a 10.3% decrease in sales volumes that totaled 51.7 thousand bbl/d. Such drop mainly results from a production reduction in the Austral Basin.
  Tax on exports, which had an effect on the Company's revenues as from April 2002, accounted for a P$16 million lower revenue in 2003 quarter.
  Natural gas sales revenues declined to P$32 million or 25.9%. Daily gas sales volumes declined 17.9% to 209.1 million cubic feet per day, mainly due to a decrease in production volumes in the Austral Basin areas. Sales prices dropped 9.8% to P$1.71 per thousand cubic feet. The effect of sales agreements pesification was partially offset by dollarization of some agreements relating to the Austral Basin.

Combined sales of oil and gas outside of Argentina totaled P$300 million in both quarters. The increase in oil sales prices, in line with their international reference prices, was offset by a decrease in total oil and gas sales volumes to 56.6 thousand boe/d or 24.4%.
Oil and gas sales in Venezuela dropped to P$139 million or 26.8% in 2003 quarter. The average price per barrel of oil equivalent for Venezuelan total production increased to P$46.8 or 20.9%. Daily sales volumes of oil equivalent decreased to 33.2 thousand boe/d or 39.1%, mainly due to the National Oil General Strike in the case of Acema, Mata and Oritupano Leona, and to the field decline resulting from the lack of drilling and work over activities, in the case of La Concepción.

In Ecuador, during 2003 quarter, sales totaled P$25 million. Daily oil sales volumes increased to 2.6 thousand barrels per day at an average sale price of P$104.2 per barrel.

- Gross profit for this business segment increased 35.9% to P$371 million in 2003 quarter. Gross margin increased to 53% in 2003 quarter from 40.6% in 2002 quarter mainly as a consequence of a rise in international sales prices, partially offset by reduced sales volumes and the tax on oil exports imposed in Argentina.

- The ratio of administrative and selling expenses to sales was approximately 7% for 2003 and 8% for 2002 quarter.

- Exploration expenses totaled P$13 million in 2003 quarter mainly attributable to charges in connection with an exploratory well located at Lote XVI in Peru that proved to be unsuccessful and the seismic related to such well.

Oil Sales	Three-Months Periods			
(volumes & average prices)	Thousands bbl / day		Pesos per barrel	
	IQ 03	IQ 02	IQ 03	IQ 02
Argentina	51.7	57.6	79.00	63.40
Venezuela	30.4	50.8	50.00	40.61
Peru	11.6	11.1	98.59	71.96
Ecuador	2.6	0.0	104.19	-
Bolivia	1.3	1.4	77.31	65.80
Total	97.6	120.9	72.89	54.64

Gas Sales	Three-Months Periods			
(volumes & average prices)	Million Cubic Feet / day		Pesos per thousand cubic feet	
	IQ 03	IQ 02	IQ 03	IQ 02
Argentina	209.1	254.6	1.71	1.89
Venezuela	17.0	22.6	1.95	2.23
Peru	8.2	8.5	9.30	6.82
Bolivia	39.2	38.3	5.10	5.77
Total	273.5	324.0	2.43	2.50

Total Oil & Gas Production (*) (thousands of boe / day)	(Three-Month Periods) IQ 03	IQ 02
- Oil Argentina	57.9	62.0
- Oil Venezuela	30.8	51.4
- Oil Perú	11.4	11.1
- Oil Bolivia	1.3	1.4
- Oil Ecuador	1.8	0.1
Total Oil Production	103.2	126.0
- Gas Argentina	33.6	44.2
- Gas Venezuela	2.9	3.8
- Gas Perú	0.9	1.1
- Gas Bolivia	6.5	6.6
Total Gas Production	43.9	55.7
Total Oil & Gas Production	147.1	181.7

(*) Includes consolidated & nonconsolidated operations

Hedge of Produced Crude Oil Price

The Company, as a crude oil producer, is exposed to the related price-fluctuation risk. In such conditions, the Company uses various derivative instruments to mitigate such risk. These instruments use West Texas Intermediate (WTI) as reference price, which is used mainly to determine the sale price in the market.

As of March 31, 2003, the Company has the following oil hedge agreements structure:

	Collections (Payments) Expected Maturity			
	2003	2004	2005	Total
Sales Price Exposure				
Crude oil price options (1)				
Contract volumes (millions bbl)	4.1	---	---	4.1
Average price for the year (US$ per bbl) (2)	20.31 27.19			
Crude oil price options (3)				
Contract volumes (millions bbl)	5.6	---	---	5.6
Average price for the year (US$ per bbl (2)	21.35	---	---	---

Crude oil price swaps (4)				
Contract volumes (million barrels)	2.8	--	--	2.8
Average settlement price (US$ per bbl)	18.85	--	--	
Swap options (5)				
Contract volumes (million barrels)	---	11.0	7.3	18.3
Average price for the year (US$ per bbl)	---	18.89	19.00	---

(1) The transactions included are Producer Collars that provide a coverage with a minimum price of US$20.67 and a maximum price of US$27.19. Within such range the price floats at market value.
(2) Average prices for the year include premiums paid.
(3) Transactions included are purchased Put options that provide a coverage with a minimum price of US$22.87 for the second half of 2003
(4) The transactions included herein are swap options exercised by the counterparties.
(5) The transactions included herein are sold swaptions.

Refining

	(Three-Month Periods)	
(in millions of pesos)	IQ 03	IQ 02
Net Sales	310	173
Gross Profit	22	12
Income from Inventory Valuation		
at Net Realization Value	9	27
Administrative and Selling Expenses	(13)	(12)
Other Operating Income	(2)	(3)
Operating Income	16	24

- Operating income decreased to P$16 million or 33.3% in 2003 quarter, mainly due to reduced income from inventory valuation at net realization value compared to 2002 quarter.

- Gross profit increased to P$22 million or 83.3%. Higher sales volumes in addition to a price increase allowed to offset the rise in crude oil cost and maintain a 7% gross margin on sales for both quarters.

  In 2003 quarter, express initiatives of the Argentine Government could curb the passing through of the increase in crude oil costs to sales prices. Crude oil average international reference price rose 57.9% to 34 US$/bbl from 21.56 US$/bbl in 2002 quarter. In order to mitigate the impact on prices, in January 2003 Resolution 85/03 was adopted and served to ratify the agreement (effective as from January 1, 2003 for an initial pre-established three-month term) signed by Producers and Refineries at the Federal Executive´s request, aimed at seeking stability of crude oil, gasoline and diesel oil prices. Such agreement provided that crude oil deliveries from Producers to Refineries should be billed and paid based on a WTI reference price of 28.5 US$/bbl. Any positive or negative difference between the actual WTI and the reference price should be paid out of balances resulting from a WTI lower than 28.5 US$/bbl. Refineries, in turn, committed themselves to reflect the reference crude oil price in the prices offered by them to the domestic market.

  In line with the strategy designed to maximize product contribution margins implying the optimization of crude oil processed, crude oil processed increased to 28,405 bbl/day or 34% during 2003 quarter.

- Net sales of refinery products increased to P$310 million or 79% in 2003 quarter mainly boosted by increased prices and sales volumes. Average sales prices for diesel oil, heavy products, benzene, gasolines, paraffins and asphalts increased 46%, 57%, 68%, 55%, 46% and 74%, respectively. Total sales volumes increased 19% compared to 2002 quarter mainly due to a 24% increase in domestic market sales, while export volumes rose only 12%.

  The diesel oil domestic market recorded a 4.7% recovery in 2003 quarter boosted by an increased demand in the farming sector. The market share amounted to 4.4%, accounting for a 25% increase compared to 2002 quarter. As regards gasolines, the market recorded a 15.2% shrinkage on account of an increased consumption of substitute fuels such as CNG. However, the market share rose from 2.9% in 2002 quarter to 3% in 2003 quarter.

Refining Product Sales (volumes & average prices)	Three-Months Periods			
	Thousand Cubic Meters - Metric Tons		Pesos per Cubic Meter - Metric Ton	
	IQ 03	IQ 02	IQ 03	IQ 02
Diesel Oil (M3)	184	141	727	499
Gasolines (M3)	28	31	805	518
Other Middle Distillates (M3)	1	2	912	597
Asphalts (MT)	15	10	684	394
Aromatics & Reforming (MT)	64	61	1,131	719
Other Heavy Products (MT)	122	92	505	321

Petrochemicals

(in millions of pesos)	(Three-Month Periods) IQ 03	IQ 02
Net Sales	306	219
Gross Profit	72	47
Income from Inventory Valuation at Net Realization Value	0	27
Administrative and Selling Expenses	(27)	(30)
Other Operating Income	0	2
Operating Income	45	46

- Operating income for the Petrochemicals business segment decreased to P$45 million or 2% in 2003 quarter due to reduced income from inventory valuation at net realization value compared to 2002 quarter. Such results, however, were offset by an increase in the business segment´s contribution margins.

- Gross profit rose to P$72 million or 53.2% in 2003 quarter. Gross margin on sales increased to 23.5% in 2003 quarter from 21.5% in 2002 quarter. The styrenics business both in Argentina and Brazil was favorably affected by higher international margins compared to 2002 boosted by increased international prices, in line with the rise in the international price of the supplies for such business, and by higher sales volumes. The fertilizers business was also favorably affected by a significant recovery in sales volumes.

- Sales of styrenics in Argentina rose to P$127 million or 55% in 2003 quarter boosted by increased prices and sales volumes.
  Comparing both quarters, styrene and polystyrene prices increased approximately 49% and 40%, respectively, reflecting not only the increase in the international reference prices that rose 58% and 53%, respectively, but also the effect of passing through higher costs (mainly imported supplies) and increased export prices. Regarding synthetic rubber, the average price increased 14% compared to 2002 quarter.
  Sales volumes during 2003 quarter were 26% higher compared to 2002 quarter, mainly due to a 46% increase in domestic sales in line with the domestic market recovery, while exports increased 9%. In this respect, styrene sales volumes increased an average of 199%. Domestic sales and exports increased in turn 150% and 269%, respectively. The domestic sales increase mainly derived from a market recovery compared to the market shrinkage in 2002 quarter, and the increased exports derived from capitalizing on high international prices, from new sales agreements with Chilean clients and mainly from sales to Brazil. Regarding synthetic rubber, total sales volume increased 41%, on account of higher exports that grew an average of 59%, mainly to Brazil, Chile and Peru. The domestic market, in turn, recorded a 5% increase compared to 2002 quarter due to the substitution of imports. Polystyrene sales volumes decreased 33% compared to 2002 quarter due to a 63% drop in export volumes which mainly derives from dispatch of high-impact polystyrene to Brazil in 2002 quarter due to problems at the Innova plant.
  Fertilizers sales increased to P$43 million or 30% in 2003 quarter, mainly as a result of increased sales volumes that doubled the volumes in 2002 quarter.

Innova sales in Brazil for 2003 quarter increased to P$137 million or 18%, mainly due to improved styrene prices and polystyrene and styrene sales volumes. Styrene average sales price increased 29% boosted by the combined effect of the rise in international prices, the passing through of increased supplies costs and the revaluation of the *real* which allowed to improve domestic prices in Brazil, while polystyrene sales prices decreased 4%. Styrene and polystyrene sales volumes in the Brazilian market increased 4.5% and 9.1%, respectively, since clients made anticipated orders so as to protect themselves from an expected price rise. Polystyrene export volume dropped 17.8%, due to the business segment decision to prioritize domestic market sales with an improved margin. The main destination of exports was South Africa.

Petrochemical Product Sales	Three-Months Periods			
(volumes & average prices)	Thousand Tons		Pesos per Ton	
Argentina	IQ 03	IQ 02	IQ 03	IQ 02
Styrene	12	4	2,610	1,754
Propylene	6	4	854	462
Polystyrene	14	13	3,328	2,632
SBR	14	10	2,816	2,475
Fertilizers	66	32	627	680
Total	112	63	1,456	1,419

Petrochemical Product Sales	Three-Months Periods			
(volumes & average prices)	Thousand Tons		Pesos per Ton	
Brazil	IQ 03	IQ 02	IQ 03	IQ 02
Styrene	24	23	2,580	1,995
Polystyrene	24	22	2,824	2,950
Total	48	45	2,703	2,461

Hydrocarbon Marketing and Transportation

(in millions of pesos)	(Three-Month Periods) IQ 03	IQ 02
Net Sales	9	3
Gross Profit	0	0
Administrative and Selling Expenses	(1)	0
Other Operating Income	3	3
Operating Income	2	3

- Sales include oil, gas and LPG brokering services. Sales revenues significantly increased, however, due to the business specific features, characterized by low contribution margins, gross profit remained unchanged.

Electricity

(in millions of pesos)	(Three-Month Periods) IQ 03	IQ 02
Net Sales	156	258
Gross Profit	29	70
Income from Inventory Valuation at Net Realization Value	0	3
Administrative and Selling Expenses	(20)	(30)
Other Operating Income	4	6
Operating Income	13	49

- Operating income of Affiliates under Joint Control for Distrilec pro rata consolidation is broken down as follows

(in millions of pesos)	(Three-Month Periods) IQ 03	IQ 02
Net Sales	110	176
Gross Profit	17	56
Administrative and Selling Expenses	(18)	(25)
Other Operating Income	0	(1)
Operating Income	(1)	30

- In 2003 quarter, net sales of electricity generation decreased to P$44 million or 24.1%.
  Net sales attributable to Genelba Combined Cycle Power Plant dropped to P$36 million or 26.5% in 2003 quarter, due to the combined effect of a decrease in energy prices and reduced sales volumes. The average price dropped 14.4% to P$32.6 per MWh in 2003 quarter, mainly as a result of the pesification of rates. Energy delivered declined 16.3% to 1,091 GWh in 2003 quarter from 1,303 GWh in 2002 quarter since due to the high water supply the power plant dispatch to the network was lower during 2003 quarter. This was reflected in a decline in the plant factor to 71.5% in 2003 quarter from 90.8% in 2002 quarter. Genelba Power Plant availability factor was 99.5% in 2003 quarter and 94.3% in 2002 quarter, which values evidence the excellent technical conditions of the equipment.

Net sales attributable to Pichi Picún Leufú Hydroelectric Plant, totaled P$7 million in both periods, due to increased sales volumes offset by lower sales prices. In 2003 quarter energy delivered increased 43.5% to 24.1 GWh, in line with the high water supply during 2003 quarter, recording a 20% increase compared to the historical average. In 2003 quarter the average price was affected by rate pesification and dropped to P$30.7 per MWh or 23.1%. In accordance with the Energy Support Price Method mechanisms and as a result of the prices recorded in both fiscal years and future estimates, the Company recorded P$1 million and P$2 million gains in 2003 and 2002 quarters, respectively.

- Gross profit for the generation business rose to P$12 million in 2003 quarter from P$5 million in 2002 quarter. Gross margin for the generation business increased to 27.3% from 8.6%, mainly as a result of a lower purchase price in constant money of the natural gas used as fuel in Genelba Power Plant during the quarter under review.

Electricity Sales	Three-Months Periods			
(volumes & average prices)	Gwh		Pesos per Mwh	
	IQ 03	IQ 02	IQ 03	IQ 02
Combined Cycle	1,091	1,303	32.6	38.1
Hydro	241	168	30.7	39.9
Total	1,332	1,471	32.3	38.3